SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2021 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 06, 2021 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the first quarter of 2021. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended March 31, 2021 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Commercial momentum continued in the quarter, with net revenue up 27.8% in 1Q21, thanks to volume growing by 11.6% and net revenue per hectoliter (NR/hl) increasing 14.5%. Net revenue grew in Brazil by 26.1%, in Central America and the Caribbean (CAC) by 28.2%, in Latin America South (LAS)[1] by 44.0%, and in Canada by 1.6%. In Brazil, volume was up 12.1% and NR/hl increased 12.5%. In CAC, volume was up 10.1% and NR/hl grew by 16.5%. In LAS, volume grew 12.5% and NR/hl rose by 27.9%. In Canada, volume grew by 2.4% while NR/hl decreased by 0.9%.

Cost of goods sold (COGS): COGS and cash COGS (excluding depreciation and amortization) were up 35.3% and 38.6%, respectively. On a per hectoliter basis, COGS grew by 21.3% while cash COGS was up 24.2%, mainly due to transactional currency and commodities prices headwinds, package mix impacts and inflationary pressures in Argentina.

Selling, general & administrative (SG&A) expenses: SG&A and cash SG&A (excluding depreciation and amortization) were up 13.9% and 16.2%, respectively, mainly driven by variable compensation provision and higher distribution expenses, partially offset by Sales and Marketing phasing.

EBITDA, gross margin, and EBITDA margin: EBITDA reached R$ 5,327.2 million, which corresponds to an organic growth of 23.8%, with a gross margin of 52.3% (-260bps) and EBITDA margin of 32.0% (-110bps).

Normalized profit and EPS: Normalized profit was R$ 2,761.9 million, 124.9% higher than in 1Q20, due to higher EBITDA and better financial results. Normalized EPS was R$ 0.17 (+139.6%).

Cash generation and CAPEX: Cash flow from operating activities was R$ 2,836.9 million (+83.7%) and CAPEX reached R$ 1,327.3 million (-1.4%).

Financial highlights - Ambev consolidated	1Q20	1Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	39,011.5	43,530.2	11.6%	11.6%
Net revenue	12,602.6	16,639.8	32.0%	27.8%
Gross profit	6,959.4	8,694.4	24.9%	21.6%
% Gross margin	55.2%	52.3%	-290 bps	-260 bps
Normalized EBITDA	4,232.5	5,327.2	25.9%	23.8%
% Normalized EBITDA margin	33.6%	32.0%	-160 bps	-110 bps

Profit	1,211.3	2,733.3	125.7%
Normalized profit	1,227.8	2,761.9	124.9%
EPS (R$/shares)	0.07	0.17	140.4%
Normalized EPS (R$/shares)	0.07	0.17	139.6%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

[1] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 21).

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MANAGEMENT COMMENTS

Ambev delivered a solid commercial performance in the first quarter, driven by a consistent strategy in which innovation, flexibility and operational excellence continued to be key pillars. We were better prepared to tackle some persisting COVID-19 headwinds than we were in March 2020, and these results give us reasons to be confident that our strategy is working.

Most countries showed sustained volume growth, whereby eight of our top ten markets delivered volume growth year over year and seven markets have already reached higher volumes compared to 2019, as illustrated in the chart below:

On a consolidated basis, our organic volumes grew by 11.6% this quarter, explained by strong commercial performance in all regions.

•	In Brazil Beer, we delivered a solid start to the year, where according to our estimates we once again outperformed the industry by growing in all segments. The commercial momentum in the quarter was driven by consistent implementation of our commercial strategy and operational excellence, our agility to adapt to changes in the market, the resilience of our core brands, highly successful innovations and the growth of our premium and core plus portfolios.
•	In Brazil NAB, volume was slightly up, still impacted by restrictions in on-premise consumption occasions and supply constraints.
•	In LAS, positive volumes were driven by solid performances in Argentina, Chile, and Paraguay, with good performances in our core plus and premium portfolios, resulting in market share gains according to our estimates. Bolivia and Uruguay are still under pressure due to mobility restrictions.
•	In CAC, we saw a strong volume recovery driven by our commercial initiatives, boosted by a gradual easing of restrictions throughout the quarter and a strong premium portfolio performance. Volume growth was led by Guatemala, Dominican Republic, and Panama, and almost all countries experienced significant above core mix improvement, delivering mid-teens NR/hl.
•	In Canada, despite continued restrictions in place during most of Q1, we delivered volume growth and once again outperformed the beer industry by gaining market share across the country, and our beyond beer portfolio also gained share thanks to innovation.

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•	Status of Operations

After beginning the quarter with a gradual lift in COVID-19 restrictions in most of the countries where we operate, in March we saw restrictions reinstated, especially in Brazil and LAS. We produced and commercialized our products according to regulations imposed by each local government where we operate. All of our breweries and distribution centers continued to operate.

•	In Brazil, an initial relaxation of restrictions was followed by the cancellation of Carnival and stricter restrictions in March and onwards, especially for bars and restaurants. Most regions started to gradually reopen in April.
•	In LAS, restrictions were more relaxed during the start of the quarter, progressively resuming towards the second half of the quarter. Bolivia and Uruguay continued to be the most affected by the imposed restrictions.
•	In CAC, countries continued to gradually reopen throughout the quarter. Panama had the strictest restrictions in early January, but progressively reopened as well.
•	In Canada, restrictions remained tight through the quarter and bars & restaurants were closed in most urban areas.
•	Ambev as an Ecosystem

2020 was marked by great challenges brought by COVID-19, most of which are still present in 2021. Thus, we continued to develop stronger and sustainable relationships with our customers, reconnect with our consumers, and help our communities.

•	In Brazil, given the cancellation of Carnival in February, we adapted and donated, to all 27 states’ health departments, over 5,000 coolers which would have been used for street vendors during Carnival with the capacity to store and transport over 3 million COVID-19 vaccines simultaneously. We also launched initiatives to support those who were most impacted by the cancellation of festivities, such as the “Ajude um Ambulante” program through Zé Delivery, that helped about 20,000 street vendors recover their income; we partnered with the National Association of Waste Pickers (ANCAT) to provide financial aid to more than 2,800 waste pickers; we encouraged compliance with Government gathering restrictions, by offering free delivery during the holiday through Zé Delivery, paired with streaming entertainment for our consumers to enjoy from the safety of their homes.

In January we donated 500 oxygen tanks to help overcome the Manaus crisis. Also, when the COVID-19 second wave impacted the health care system, we announced the transformation of part of our Colorado brewery to produce, fill and donate enough hospital oxygen tanks to treat 166 people per day.

•	In LAS, Quilmes -our subsidiary in Argentina- designed and built a COVID-19 Vaccination Center in its Parque de la Cervecería in Quilmes City to be operated by the Municipality of Quilmes and the Province of Buenos Aires, capable of vaccinating up to 1,000 people per day. This initiative is part of the Federal Humanitarian Aid Plan that the company has been carrying out since the pandemic began in Argentina, responding to the different needs of the communities neighboring its breweries and plants throughout the country.
•	In CAC, Colmados Seguros in the Dominican Republic and Paisano Seguro in Panama are still in place, helping our customers guarantee secure spaces for consumers during reopening. In Panama, with the “Sacamos un Extra por nuestros Clientes” action we invested part of the S&M savings from the cancelled Carnival to aid the on-premise and connected with the pre-launch of Atlas Golden Extra. In the Dominican Republic we are supporting the Government with its COVID-19 vaccination plans.

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•	In Canada, Labatt initiated #TogetherAgain, a program to raise awareness about the efficacy, safety, and benefits of COVID-19 vaccination to overcome hesitancy. The goal is to pave the way for a time when we can all grab a beer #TogetherAgain.

We were honored to be recognized as one of the 10 most innovative corporate social responsibility companies of 2021 by Fast Company, for devising creative pandemic aid initiatives.

•	Innovation and Business Transformation

Consumer-centric innovation and business transformation are pillars of our business and core to our commercial strategy. We have a framework of five growth drivers to address different pain points of our customers and consumers:

New flavors & enhanced value proposition

We continue building and expanding a solid and diverse beer portfolio, with different proposals matching different occasions and consumer needs.

•	In Brazil Beer, Brahma Duplo Malte held its momentum, driving growth of the core plus segment and claimed a top 5 sales spot amongst our brands. Additionally, we continue to expand our innovations by piloting new core plus propositions.
•	In LAS, we continued to develop our portfolio: in Paraguay, the recently launched Skol drove our core plus expansion. In Argentina, we began deploying Brahma Dorada in the Northern region and launched Brahma Flint 710ml. And in Chile we introduced Pilsen del Sur, enhancing our core brand portfolio.
•	In CAC, we launched Gran Modelo (630ml) and in Panama Atlas Golden Extra, a full-bodied version of the Atlas Golden Light to enhance our above core development strategy.

Convenience for consumers

We continue expanding in the Direct-To-Consumer space with solutions for our consumers’ pain points: (i) late hours availability, (ii) fast service that saves time for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

•	In Brazil, Zé Delivery continued to grow exponentially, reaching 14 million orders in the quarter. In 2020, Zé delivery consolidated itself as the trusted authority for in-home on-demand beverages consumption and through 2021 we will continue to focus on scaling up this platform.
•	In LAS, in Argentina, Appbar continues to grow exponentially. In Chile, Casa de la Cerveza continued to experience record growth in number of orders and sales.
•	In CAC, in Dominican Republic we continue to expand Colmapp, that delivers cold beer within 30 minutes.

Innovation in service to our customers

BEES, our B2B digital sales platform, helps retailers improve their purchases and increase their sales through technology, and empowers small and medium entrepreneurs by facilitating daily operations and enhancing our connection with them. BEES immerses our POCs into digital transformation, providing autonomy and customer support, enabling our customers to place an order in three clicks, any day, any time. The proposal is simple and boosts our customers’ and partners’ revenues through better assortment and execution. BEES is now expanding its reach as a marketplace, making several products from different categories easily available to clients.

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•	In Brazil, we continued to expand BEES and currently over 65% of our active customer base is purchasing through the platform. Since the roll-out last year, we already have 100% of our direct distribution centers operating under the new model.

In March we announced that Menu.com will combine efforts with BEES to boost the development of new capabilities and accelerate its expansion. Menu.com is a marketplace startup founded in 2016 that has been accelerated by Z-Tech, our technology hub focused on small and medium businesses. In the two years with Z-Tech, Menu.com has seen its revenue grow 65 times and was recognized as the best startup in Brazil, according to the annual ranking of LinkedIn in 2020.

We have also been developing DONUS, our own retail digital account and financial solutions. The goal of DONUS is to bring digital transformation to our small and medium retailers by offering simple payment solutions to empower the POC owner's finances. It offers debit card, POS, accounting solution, credit solutions, and digitalization of payments to Ambev for small merchants. By 1Q21 the number of DONUS clients had grown 10 times year over year.

•	In CAC, Dominican Republic, our full digital operation, continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. More than 90% of our customers are buying through BEES and its marketplace is exponentially growing, whereby non-Ambev products’ revenue has grown triple digit and the more than 70 SKUs offered cover a majority of the POCs assortment already.

Health and wellness

•	In Brazil Beer, we expanded Michelob Ultra, with its unprecedented low-calories and low-carb premium proposition in the Brazilian market. Stella Sem Gluten continues its rollout with great results.
•	In Brazil NAB, we continued to reduce our sugar content through the portfolio, expand the rollout of For Me wellness shots and Natu, our version of Guaraná made with 100% natural ingredients.
•	In CAC Michelob Ultra continued to grow double digit, and in Canada, it was the fastest growing beer brand in 1Q for the second time.

Future Beverages

•	In Brazil, we continue to expand Beats in partnership with the Brazilian popular artist Anitta, delivering significant volume growth.
•	In LAS, in Argentina our winery Dante Robino is still delivering triple digit volume growth as well as solid NR/hl increase.
•	In Canada, 1Q21 performance was impacted by the successful launch of products in the Hard Soda & Seltzer segments. Bud Light Seltzer’s long anticipated launch got off to a fast start. Moreover, the continued success of Nütrl and its brand extension Nütrl Juic’d (Nütrl vodka soda with real fruit juice) allowed us to grow total share of segment in Hard Soda & Seltzer.

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•	Commercial Highlights

Premium

Our premium brands have grown above the industry in most of our markets in the first quarter:

•	In Brazil, our global brands continued their momentum delivering nearly 20% volume growth, with Beck´s growing triple-digit, and Corona growing by almost 50%.
•	In LAS, in Argentina, Corona nearly doubled its volumes, and the premium portfolio grew by double-digits. In Chile, our global brands, also led by Corona, drove volume expansion with solid growth rates.
•	In CAC, the premium segment grew by double-digits, with a positive contribution to the whole portfolio mix. Corona grew double-digits in Guatemala and in the Dominican Republic.
•	In Canada, although Corona maintained strong momentum in 1Q21 growing share, our premium performance was negatively impacted by continued on-premise closures as Stella Artois and Mill St. brands heavily over-index in this channel.

Core Plus & Core

The core plus segment continues to emerge as a key growth driver:

•	In Brazil, the core plus segment grew triple digits, led by Brahma Duplo Malte. The core segment was marked by the resilience of our brands, with the Brahma, Skol and Antarctica families growing by high single digits.
•	In LAS, in Argentina, both Budweiser and Andes Origen continued to grow by double-digits. In Chile, Cusqueña and Budweiser continue to deliver strong results, growing by high double-digits and contributing to the above core mix. In Paraguay, our recent Skol launch continues to develop the core plus segment.
•	In Canada, our Core Plus portfolio outperformed the industry once again with Michelob Ultra growing high-single digits. We continued to gain market share with our core brands Budweiser, Bud Light, and Busch.

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2021 OUTLOOK

We continue to expect 2021 to be a challenging and volatile year thanks to COVID-19, but we remain steady on our recovery path thanks to the continued commercial momentum since 3Q20. Our strategy for the remainder of 2021 will continue to be built around innovation, technology-driven transformation, and collaboration with our ecosystem. Operational excellence and consistent execution will continue to make the difference.

In Brazil, we expect margin pressure to remain, not only because of the transactional FX and commodity headwinds but also due to increased SG&A thanks mainly to higher variable compensation accruals. However, our stronger than expected top line performance should continue to drive our recovery and help partially offset these headwinds.

With Brazil on the recovery path and stronger international performance, normalized consolidated EBITDA performance for the full year should improve as we work to get back to 2019 levels, with top line recovery ahead of bottom line recovery.

The outlook for 2021 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor and adapt to any developments.

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AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	1Q20	Scope	Currency Translation	Organic Growth	1Q21	% As Reported	% Organic
R$ million
Net revenue	12,602.6	6.5	532.4	3,498.3	16,639.8	32.0%	27.8%
Cost of goods sold (COGS)	(5,643.2)	(3.0)	(305.8)	(1,993.3)	(7,945.3)	40.8%	35.3%
Gross profit	6,959.4	3.4	226.6	1,505.0	8,694.4	24.9%	21.6%
Selling, general and administrative (SG&A)	(4,072.2)	(3.4)	(167.7)	(565.4)	(4,808.7)	18.1%	13.9%
Other operating income/(expenses)	171.3	-	0.2	6.5	177.9	3.9%	3.8%
Normalized operating income (normalized EBIT)	3,058.5	0.1	59.1	946.0	4,063.7	32.9%	30.9%
Exceptional items above EBIT	(24.1)	-	5.0	(52.3)	(71.4)	196.7%	nm
Net finance results	(1,536.9)				(1,064.3)	-30.7%
Share of results of joint ventures	(6.6)				(12.5)	89.6%
Income tax expense	(279.7)				(182.1)	-34.9%

Profit	1,211.3				2,733.3	125.7%
Attributable to Ambev holders	1,091.8				2,625.4	140.5%
Attributable to non-controlling interests	119.5				107.9	-9.7%

Normalized profit	1,227.8				2,761.9	124.9%
Attributable to Ambev holders	1,107.3				2,684.3	142.4%

Normalized EBITDA	4,232.5	0.1	88.1	1,006.6	5,327.2	25.9%	23.8%

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AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

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AMBEV CONSOLIDATED

Ambev	1Q20	Scope	Currency Translation	Organic Growth	1Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	39,011.5	6.5	-	4,512.3	43,530.2	11.6%	11.6%

Net revenue	12,602.6	6.5	532.4	3,498.3	16,639.8	32.0%	27.8%
Net revenue/hl (R$)	323.0	0.1	12.2	46.9	382.3	18.3%	14.5%
COGS	(5,643.2)	(3.0)	(305.8)	(1,993.3)	(7,945.3)	40.8%	35.3%
COGS/hl (R$)	(144.7)	(0.1)	(7.0)	(30.8)	(182.5)	26.2%	21.3%
COGS excl. deprec. & amort.	(4,976.6)	(3.0)	(293.9)	(1,921.9)	(7,195.3)	44.6%	38.6%
COGS/hl excl. deprec. & amort. (R$)	(127.6)	(0.1)	(6.8)	(30.9)	(165.3)	29.6%	24.2%
Gross profit	6,959.4	3.4	226.6	1,505.0	8,694.4	24.9%	21.6%
% Gross margin	55.2%				52.3%	-290 bps	-260 bps
SG&A excl. deprec. & amort.	(3,564.8)	(3.4)	(150.7)	(576.3)	(4,295.2)	20.5%	16.2%
SG&A deprec. & amort.	(507.4)	-	(17.0)	10.9	(513.5)	1.2%	-2.1%
SG&A total	(4,072.2)	(3.4)	(167.7)	(565.4)	(4,808.7)	18.1%	13.9%
Other operating income/(expenses)	171.3	-	0.2	6.5	177.9	3.9%	3.8%
Normalized EBIT	3,058.5	0.1	59.1	946.0	4,063.7	32.9%	30.9%
% Normalized EBIT margin	24.3%				24.4%	10 bps	60 bps
Normalized EBITDA	4,232.5	0.1	88.1	1,006.6	5,327.2	25.9%	23.8%
% Normalized EBITDA margin	33.6%				32.0%	-160 bps	-110 bps

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BRAZIL

Brazil	1Q20	Scope	Currency Translation	Organic Growth	1Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	25,011.4	-		3,019.5	28,030.9	12.1%	12.1%

Net revenue	6,525.1	-	-	1,700.1	8,225.3	26.1%	26.1%
Net revenue/hl (R$)	260.9	-	-	32.5	293.4	12.5%	12.5%
COGS	(2,950.1)	-	-	(1,031.4)	(3,981.5)	35.0%	35.0%
COGS/hl (R$)	(117.9)	-	-	(24.1)	(142.0)	20.4%	20.4%
COGS excl. deprec. & amort.	(2,603.1)	-	-	(994.9)	(3,598.0)	38.2%	38.2%
COGS/hl excl. deprec. & amort. (R$)	(104.1)	-	-	(24.3)	(128.4)	23.3%	23.3%
Gross profit	3,575.1	-	-	668.7	4,243.8	18.7%	18.7%
% Gross margin	54.8%				51.6%	-320 bps	-320 bps
SG&A excl. deprec. & amort.	(1,906.5)	-	-	(353.4)	(2,259.9)	18.5%	18.5%
SG&A deprec. & amort.	(345.7)	-	-	37.8	(308.0)	-10.9%	-10.9%
SG&A total	(2,252.2)	-	-	(315.7)	(2,567.9)	14.0%	14.0%
Other operating income/(expenses)	162.5	-	-	29.1	191.6	17.9%	17.9%
Normalized EBIT	1,485.3	-	-	382.2	1,867.5	25.7%	25.7%
% Normalized EBIT margin	22.8%				22.7%	-10 bps	-10 bps
Normalized EBITDA	2,178.0	-	-	381.0	2,559.0	17.5%	17.5%
% Normalized EBITDA margin	33.4%				31.1%	-230 bps	-230 bps

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BEER BRAZIL

Beer Brazil delivered a strong start to the year. Our performance was driven by the consistent implementation of our commercial strategy and operational excellence. According to our estimates, we once again outperformed the industry. We saw continued success of our innovations, such as Brahma Duplo Malte, and the growth of the premium segment, particularly our global brands, which grew by nearly 20%.

The increase in cash COGS/hl is mostly explained by transactional FX, commodities prices, and packaging mix. The cash SG&A increased, mainly driven by bonus provision and increased distribution costs from the transfer of products and last mile expenses related to our direct-to-consumer platform expansion, partially offset by lower Sales & Marketing expenses in the quarter phased to subsequent quarters.

Beer Brazil	1Q20	Scope	Currency Translation	Organic Growth	1Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	18,581.5	-		2,966.9	21,548.5	16.0%	16.0%

Net revenue	5,454.6	-	-	1,670.2	7,124.8	30.6%	30.6%
Net revenue/hl (R$)	293.6	-	-	37.1	330.6	12.6%	12.6%
COGS	(2,401.4)	-	-	(1,000.1)	(3,401.5)	41.6%	41.6%
COGS/hl (R$)	(129.2)	-	-	(28.6)	(157.9)	22.1%	22.1%
COGS excl. deprec. & amort.	(2,101.4)	-	-	(964.1)	(3,065.5)	45.9%	45.9%
COGS/hl excl. deprec. & amort. (R$)	(113.1)	-	-	(29.2)	(142.3)	25.8%	25.8%
Gross profit	3,053.3	-	-	670.1	3,723.3	21.9%	21.9%
% Gross margin	56.0%				52.3%	-370 bps	-370 bps
SG&A excl. deprec. & amort.	(1,617.8)	-	-	(329.8)	(1,947.6)	20.4%	20.4%
SG&A deprec. & amort.	(302.3)	-	-	37.1	(265.2)	-12.3%	-12.3%
SG&A total	(1,920.1)	-	-	(292.7)	(2,212.8)	15.2%	15.2%
Other operating income/(expenses)	130.9	-	-	21.4	152.3	16.4%	16.4%
Normalized EBIT	1,264.0	-	-	398.7	1,662.7	31.5%	31.5%
% Normalized EBIT margin	23.2%				23.3%	10 bps	10 bps
Normalized EBITDA	1,866.3	-	-	397.7	2,263.9	21.3%	21.3%
% Normalized EBITDA margin	34.2%				31.8%	-240 bps	-240 bps

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NAB BRAZIL

Volumes were up by 0.8% in the quarter led by Sukita and energy drinks portfolio, partially offset by the occasions impacted by COVID-19 restrictions and production constraint.

Despite the unfavorable brand and pack mix as the restrictions imposed on the on-trade channel continued to drive a shift to the off-trade channel as well as an increased weight of multi-serve packaging versus single serve, our NR/hl grew driven by our revenue management initiatives, such as occasion based promotional activity.

Cash COGS/hl performance was negatively impacted by FX and commodity prices, partially offset by phasing of tax credits related to concentrate purchases.

The cash SG&A increased due to bonus provision partially offset by phasing of marketing expenses.

NAB Brazil	1Q20	Scope	Currency Translation	Organic Growth	1Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,429.9	-		52.6	6,482.5	0.8%	0.8%

Net revenue	1,070.5	-	-	30.0	1,100.5	2.8%	2.8%
Net revenue/hl (R$)	166.5	-	-	3.3	169.8	2.0%	2.0%
COGS	(548.7)	-	-	(31.3)	(580.0)	5.7%	5.7%
COGS/hl (R$)	(85.3)	-	-	(4.1)	(89.5)	4.8%	4.8%
COGS excl. deprec. & amort.	(501.6)	-	-	(30.8)	(532.4)	6.1%	6.1%
COGS/hl excl. deprec. & amort. (R$)	(78.0)	-	-	(4.1)	(82.1)	5.3%	5.3%
Gross profit	521.8	-	-	(1.3)	520.5	-0.3%	-0.3%
% Gross margin	48.7%				47.3%	-140 bps	-140 bps
SG&A excl. deprec. & amort.	(288.7)	-	-	(23.6)	(312.3)	8.2%	8.2%
SG&A deprec. & amort.	(43.4)	-	-	0.6	(42.7)	-1.5%	-1.5%
SG&A total	(332.1)	-	-	(23.0)	(355.1)	6.9%	6.9%
Other operating income/(expenses)	31.6	-	-	7.7	39.3	24.4%	24.4%
Normalized EBIT	221.3	-	-	(16.6)	204.8	-7.5%	-7.5%
% Normalized EBIT margin	20.7%				18.6%	-210 bps	-210 bps
Normalized EBITDA	311.8	-	-	(16.7)	295.1	-5.4%	-5.4%
% Normalized EBITDA margin	29.1%				26.8%	-230 bps	-230 bps

Page | 14

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

The volume performance recovery was fueled by our consistent commercial strategy paired with progressive relaxation of restrictions throughout the quarter.

Our NR/hl continuously increased due to the above core mix contribution and the successful implementation of our revenue management initiatives.

Cash SG&A growth was mainly driven by variable compensation accruals, partially offset by the phasing of commercial investments.

CAC	1Q20	Scope	Currency Translation	Organic Growth	1Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,748.1	-		276.6	3,024.7	10.1%	10.1%

Net revenue	1,424.4	-	333.0	402.1	2,159.5	51.6%	28.2%
Net revenue/hl (R$)	518.3	-	110.1	85.5	714.0	37.7%	16.5%
COGS	(678.4)	-	(156.7)	(180.4)	(1,015.4)	49.7%	26.6%
COGS/hl (R$)	(246.9)	-	(51.8)	(37.1)	(335.7)	36.0%	15.0%
COGS excl. deprec. & amort.	(591.0)	-	(139.6)	(174.4)	(904.9)	53.1%	29.5%
COGS/hl excl. deprec. & amort. (R$)	(215.0)	-	(46.1)	(38.0)	(299.2)	39.1%	17.7%
Gross profit	746.1	-	176.3	221.7	1,144.1	53.3%	29.7%
% Gross margin	52.4%				53.0%	60 bps	60 bps
SG&A excl. deprec. & amort.	(315.7)	-	(66.0)	(33.6)	(415.3)	31.6%	10.6%
SG&A deprec. & amort.	(40.4)	-	(10.4)	(14.4)	(65.2)	61.4%	35.7%
SG&A total	(356.1)	-	(76.4)	(48.0)	(480.6)	35.0%	13.5%
Other operating income/(expenses)	5.3	-	0.0	(5.3)	0.0	-99.3%	-99.9%
Normalized EBIT	395.3	-	99.9	168.4	663.5	67.9%	42.6%
% Normalized EBIT margin	27.8%				30.7%	290 bps	310 bps
Normalized EBITDA	523.1	-	127.4	188.8	839.3	60.4%	36.1%
% Normalized EBITDA margin	36.7%				38.9%	220 bps	230 bps

Page | 15

LATIN AMERICA SOUTH (LAS)[2]

Solid volume growth in LAS was explained by the good performances of Argentina, Chile, and Paraguay. Bolivia and Uruguay were heavily impacted by restrictions during the first quarter.

In Argentina continued momentum was driven by growth across our portfolio, especially of above core segments, with high volume growth and market share gains. In Chile, volumes accelerated from their 4Q20 momentum supported by our new distribution deal with Coca-Cola Andina and Embonor, increasing our POC coverage. Core Plus and Premium segments continued to drive growth.

In Paraguay, our 1-liter returnable glass bottles strategy continued to drive double-digit volume growth coupled with a successful Skol launch.

NR/hl increased in most markets driven by mix and continued revenue management initiatives, especially as pandemic situation improved in Argentina.

The significant increase in Cash COGS/hl is mainly explained by commodities and pack mix, while the cash SG&A growth was mainly driven by the high inflation in Argentina and variable compensation accruals.

LAS	1Q20	Scope	Currency Translation	Organic Growth	1Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,333.9	-		1,169.2	10,503.1	12.5%	12.5%

Net revenue	3,120.2	-	(299.8)	1,372.1	4,192.5	34.4%	44.0%
Net revenue/hl (R$)	334.3	-	(28.5)	93.4	399.2	19.4%	27.9%
COGS	(1,414.6)	-	55.3	(744.4)	(2,103.7)	48.7%	52.6%
COGS/hl (R$)	(151.6)	-	5.3	(54.0)	(200.3)	32.2%	35.6%
COGS excl. deprec. & amort.	(1,236.3)	-	37.1	(702.0)	(1,901.1)	53.8%	56.8%
COGS/hl excl. deprec. & amort. (R$)	(132.4)	-	3.5	(52.1)	(181.0)	36.7%	39.3%
Gross profit	1,705.6	-	(244.5)	627.7	2,088.8	22.5%	36.8%
% Gross margin	54.7%				49.8%	-490 bps	-280 bps
SG&A excl. deprec. & amort.	(731.6)	-	85.5	(269.8)	(915.9)	25.2%	36.9%
SG&A deprec. & amort.	(78.8)	-	7.7	(10.2)	(81.3)	3.1%	12.9%
SG&A total	(810.4)	-	93.2	(280.0)	(997.2)	23.1%	34.5%
Other operating income/(expenses)	16.7	-	2.4	(23.7)	(4.7)	-128.1%	-142.3%
Normalized EBIT	911.8	-	(149.0)	324.1	1,086.9	19.2%	35.5%
% Normalized EBIT margin	29.2%				25.9%	-330 bps	-170 bps
Normalized EBITDA	1,169.0	-	(174.8)	376.7	1,370.8	17.3%	32.2%
% Normalized EBITDA margin	37.5%				32.7%	-480 bps	-310 bps

[2] Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 21.

Page | 16

CANADA[3]

In Canada, volumes recovered following a difficult 4Q20, driven by continued market share momentum in beer, a strong beer industry and our beyond beer performance. During most of the quarter, COVID-19 restrictions were still in place and in some situations were tightened as cases increased.

The NR/hl decrease in Canada was driven by channel mix, amid continued on-premise restrictions.

Cash COGS/hl increased, driven by commodity price headwinds. Canada delivered Normalized EBITDA growth and Normalized EBITDA Margin expansion.

Cash SG&A improvement can be explained by the phasing of commercial investments and distribution efficiencies which offset variable compensation accrual.

Canada	1Q20	Scope	Currency Translation	Organic Growth	1Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	1,918.1	6.5		46.9	1,971.4	2.8%	2.4%

Net revenue	1,532.8	6.5	499.2	24.0	2,062.4	34.5%	1.6%
Net revenue/hl (R$)	799.2	0.7	253.2	(6.9)	1,046.2	30.9%	-0.9%
COGS	(600.1)	(3.0)	(204.3)	(37.2)	(844.7)	40.7%	6.2%
COGS/hl (R$)	(312.9)	(0.5)	(103.7)	(11.4)	(428.5)	36.9%	3.6%
COGS excl. deprec. & amort.	(546.3)	(3.0)	(191.4)	(50.7)	(791.3)	44.9%	9.3%
COGS/hl excl. deprec. & amort. (R$)	(284.8)	(0.6)	(97.1)	(18.9)	(401.4)	40.9%	6.6%
Gross profit	932.7	3.4	294.8	(13.2)	1,217.8	30.6%	-1.4%
% Gross margin	60.8%				59.0%	-180 bps	-170 bps
SG&A excl. deprec. & amort.	(611.0)	(3.4)	(170.1)	80.5	(704.0)	15.2%	-13.2%
SG&A deprec. & amort.	(42.4)	-	(14.3)	(2.3)	(59.0)	39.1%	5.3%
SG&A total	(653.4)	(3.4)	(184.4)	78.3	(763.0)	16.8%	-12.0%
Other operating income/(expenses)	(13.2)	-	(2.2)	6.4	(9.0)	-31.6%	-48.2%
Normalized EBIT	266.1	0.1	108.2	71.4	445.8	67.5%	26.8%
% Normalized EBIT margin	17.4%				21.6%	420 bps	430 bps
Normalized EBITDA	362.4	0.1	135.5	60.2	558.1	54.0%	16.6%
% Normalized EBITDA margin	23.6%				27.1%	350 bps	350 bps

[3] The scope change in Canada refers to the acquisition, in January 2020, of G&W Distilling Inc, a company that produces a portfolio of ready-to-drink beverages.

Page | 17

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	1Q20	1Q21
R$ million

Government grants/NPV of long term fiscal incentives	156.6	171.6
(Additions to)/reversals of provisions	(2.6)	(9.0)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	16.0	12.7
Net other operating income/(expenses)	1.3	2.6

Other operating income/(expenses)	171.3	177.9

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including the actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and additional cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional Items	1Q20	1Q21
R$ million

Restructuring	(13.9)	(39.2)
IAS 29/CPC 42 (hyperinflation) application effect	-	(1.2)
COVID-19 impact	(10.2)	(31.1)

Exceptional Items	(24.1)	(71.4)

Page | 18

NET FINANCE RESULTS

The net finance results performance in the first quarter was R$ 472.6 million better than 1Q20 and is broken down as follows:

•	Interest income was R$ 107.4 million, mainly explained by: (i) interest income on cash balance investments in Brazil of R$ 31.4 million and malting plants of R$ 20.8 million, as well as (ii) Selic rate update on income tax to recover and other legal claims of R$ 29.3 million.
•	Interest expenses was R$ 334.6 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 141.3 million, (ii) fiscal incentives interest accruals of R$ 49.1 million, (iii) CND PUT option interest accruals of R$ 42.3 million, (iv) lease liabilities interest accruals of R$ 39.6 million and (v) interest expenses on debts and overdraft Argentina of R$ 47.3 million.
•	Losses on derivative instruments of R$ 770.9 million, mainly explained by: (i) hedging carry costs related to our FX, COGS and Capex exposure in Argentina of US$ 640 million, with approximately 66% carry cost, (ii) hedging carry costs related to our FX, COGS and Capex exposure in Brazil of US$ 1.5 billion, with approximately 1.2% carry cost, (iii) equity swap mark to market losses of R$ 55.3 million (57 million shares).
•	Losses on non-derivative instruments of R$165.4 million, mainly explained by losses on balance sheet consolidation (intercompany and third-party payables), mostly related to the Argentinean Peso and the Brazilian Real depreciation of R$ 121.0 million.
•	Taxes on financial transactions of R$ 11.4 million mainly impacted by taxes on interest income.
•	Other financial expenses of R$ 141.2 million, mainly explained by letters of credit expenses, accruals on legal contingencies and pension plan expenses and debt issuance fees.
•	Non-cash financial income of R$ 251.8 million resulting from the adoption of Hyperinflation Accounting in Argentina.

Net finance results	1Q20	1Q21
R$ million

Interest income	147.6	107.4
Interest expenses	(426.5)	(334.6)
Gains/(losses) on derivative instruments	(945.4)	(770.9)
Gains/(losses) on non-derivative instruments	(206.4)	(165.4)
Taxes on financial transactions	(86.6)	(11.4)
Other financial income/(expenses), net	(99.7)	(141.2)
Hyperinflation Argentina	80.1	251.8

Net finance results	(1,536.9)	(1,064.3)

Page | 19

DEBT BREAKDOWN

Debt breakdown	December 31, 2020			March 31, 2021
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,232.7	1,622.1	3,854.8	2,341.1	1,984.5	4,325.6
Foreign Currency	506.1	431.4	937.4	257.8	443.8	701.6
Consolidated Debt	2,738.8	2,053.5	4,792.2	2,598.9	2,428.3	5,027.2

Cash and Cash Equivalents less Bank Overdrafts			17,090.3			17,286.1
Current Investment Securities			1,700.0			2,049.6

Net debt/(cash)			(13,998.1)			(14,308.5)

PROVISION FOR INCOME TAX & SOCIAL

The table below demonstrates the tax and social contribution provision.

Income tax and social contribution	1Q20	1Q21
R$ million

Profit before tax	1,490.9	2,915.4

Adjustment on taxable basis
Government grants (VAT)	(405.0)	(398.5)
Share of results of joint ventures	6.6	12.5
Expenses not deductible	12.0	15.5
Taxation in universal basis	(34.1)	(80.8)
	1,070.5	2,464.2
Aggregated weighted nominal tax rate	29.3%	28.3%
Taxes – nominal rate	(314.2)	(697.6)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	141.4	592.7
Tax benefit - amortization on tax books	19.4	19.4
Argentina's hyperinflation effect	(19.6)	(14.4)
Other tax adjustments	(106.7)	(82.2)

Income tax and social contribution expense	(279.7)	(182.1)
Effective tax rate	18.8%	6.2%

Page | 20

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2021.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,911,349	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,398,114,357	27.9%
Outstanding	15,737,013,007	100.0%
Treasury	2,230,295
TOTAL	15,739,243,302
Free float B3	2,925,775,991	18.6%
Free float NYSE	1,472,338,366	9.4%

Page | 21

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., March 31, 2021 closing rate for 1Q21 results).

The Hyperinflation Accounting impacts on 1Q21 results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 1Q21 results against a dedicated line in the finance results, and (ii) the difference between the translation of the 1Q21 results at the closing exchange rate of March 31, 2021 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 1Q20 and 1Q21 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	1Q20	1Q21
Indexation(1)	38.7	83.3
Currency(2)	232.9	(5.2)
Total Impact	271.5	78.1

Normalized EBITDA
R$ million	1Q20	1Q21
Indexation(1)	1.6	(5.0)
Currency(2)	92.8	(2.0)
Total Impact	94.4	(7.0)

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 1Q21, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 251.8 million adjustment reported in the finance results; (ii) a positive impact on the Profit of R$ 67.6 million; (iii) a positive impact on the Normalized Profit of R$ 68.4 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

Page | 22

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q20	1Q21
R$ million

Profit - Ambev holders	1,091.8	2,625.4
Non-controlling interest	119.5	107.9
Income tax expense	279.7	182.1
Profit before taxes	1,490.9	2,915.4
Share of results of joint ventures	6.6	12.5
Net finance results	1,536.9	1,064.3
Exceptional items	24.1	71.4
Normalized EBIT	3,058.5	4,063.7
Depreciation & amortization - total	1,174.0	1,263.5
Normalized EBITDA	4,232.5	5,327.2

Page | 23

Q1 2021 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	May 06, 2021 (Thursday)

Time:	12:30 (Brasília time)
10:30 (EST)

Phone number:	Brazil participants	+ 55 (11) 3181-8565
	US participants	+ 1 (844) 204-8942
	International participants	+ 1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet. Please access the following links:

English: https://webcastlite.mziq.com/cover.html?webcastId=3796f21c-a279-4eb3-bb4b-673be5fa6385

Portuguese: https://webcastlite.mziq.com/cover.html?webcastId=ca04fba0-673e-4a20-a2e2-85e1cf8d3eb8

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Juan Paz	Felipe Trotta

Guilherme.yokaichiya@ambev.com.br	juan.paz@ambev.com.br	felipe.trotta@ambev.com.br

ri.ambev.com.br

Page | 24

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2020 (1Q20). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page | 25

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q20	1Q21%		1Q20	1Q21%		1Q20	1Q21%		1Q20	1Q21%		1Q20	1Q21%		1Q20	1Q21%		1Q20	1Q21%
Volume (000 hl)	18,581.5	21,548.5	16.0%	6,429.9	6,482.5	0.8%	25,011.4	28,030.9	12.1%	2,748.1	3,024.7	10.1%	9,333.9	10,503.1	12.5%	1,918.1	1,971.4	2.4%	39,011.5	43,530.2	11.6%

R$ million
Net revenue	5,454.6	7,124.8	30.6%	1,070.5	1,100.5	2.8%	6,525.1	8,225.3	26.1%	1,424.4	2,159.5	28.2%	3,120.2	4,192.5	44.0%	1,532.8	2,062.4	1.6%	12,602.6	16,639.8	27.8%
% of total	43.3%	42.8%		8.5%	6.6%		51.8%	49.4%		11.3%	13.0%		24.8%	25.2%		12.2%	12.4%		100.0%	100.0%
COGS	(2,401.4)	(3,401.5)	41.6%	(548.7)	(580.0)	5.7%	(2,950.1)	(3,981.5)	35.0%	(678.4)	(1,015.4)	26.6%	(1,414.6)	(2,103.7)	52.6%	(600.1)	(844.7)	6.2%	(5,643.2)	(7,945.3)	35.3%
% of total	42.6%	42.8%		9.7%	7.3%		52.3%	50.1%		12.0%	12.8%		25.1%	26.5%		10.6%	10.6%		100.0%	100.0%
Gross profit	3,053.3	3,723.3	21.9%	521.8	520.5	-0.3%	3,575.1	4,243.8	18.7%	746.1	1,144.1	29.7%	1,705.6	2,088.8	36.8%	932.7	1,217.8	-1.4%	6,959.4	8,694.4	21.6%
% of total	43.9%	42.8%		7.5%	6.0%		51.4%	48.8%		10.7%	13.2%		24.5%	24.0%		13.4%	14.0%		100.0%	100.0%
SG&A	(1,920.1)	(2,212.8)	15.2%	(332.1)	(355.1)	6.9%	(2,252.2)	(2,567.9)	14.0%	(356.1)	(480.6)	13.5%	(810.4)	(997.2)	34.5%	(653.4)	(763.0)	-12.0%	(4,072.2)	(4,808.7)	13.9%
% of total	47.2%	46.0%		8.2%	7.4%		55.3%	53.4%		8.7%	10.0%		19.9%	20.7%		16.0%	15.9%		100.0%	100.0%
Other operating income/(expenses)	130.9	152.3	16.4%	31.6	39.3	24.4%	162.5	191.6	17.9%	5.3	0.0	-99.9%	16.7	(4.7)	-142.3%	(13.2)	(9.0)	-48.2%	171.3	177.9	3.8%
% of total	76.4%	85.6%		18.5%	22.1%		94.9%	107.7%		3.1%	0.0%		9.7%	-2.6%		-7.7%	-5.1%		100.0%	100.0%
Normalized EBIT	1,264.0	1,662.7	31.5%	221.3	204.8	-7.5%	1,485.3	1,867.5	25.7%	395.3	663.5	42.6%	911.8	1,086.9	35.5%	266.1	445.8	26.8%	3,058.5	4,063.7	30.9%
% of total	41.3%	40.9%		7.2%	5.0%		48.6%	46.0%		12.9%	16.3%		29.8%	26.7%		8.7%	11.0%		100.0%	100.0%
Normalized EBITDA	1,866.3	2,263.9	21.3%	311.8	295.1	-5.4%	2,178.0	2,559.0	17.5%	523.1	839.3	36.1%	1,169.0	1,370.8	32.2%	362.4	558.1	16.6%	4,232.5	5,327.2	23.8%
% of total	44.1%	42.5%		7.4%	5.5%		51.5%	48.0%		12.4%	15.8%		27.6%	25.7%		8.6%	10.5%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-44.0%	-47.7%		-51.3%	-52.7%		-45.2%	-48.4%		-47.6%	-47.0%		-45.3%	-50.2%		-39.2%	-41.0%		-44.8%	-47.7%
Gross profit	56.0%	52.3%		48.7%	47.3%		54.8%	51.6%		52.4%	53.0%		54.7%	49.8%		60.8%	59.0%		55.2%	52.3%
SG&A	-35.2%	-31.1%		-31.0%	-32.3%		-34.5%	-31.2%		-25.0%	-22.3%		-26.0%	-23.8%		-42.6%	-37.0%		-32.3%	-28.9%
Other operating income/(expenses)	2.4%	2.1%		3.0%	3.6%		2.5%	2.3%		0.4%	0.0%		0.5%	-0.1%		-0.9%	-0.4%		1.4%	1.1%
Normalized EBIT	23.2%	23.3%		20.7%	18.6%		22.8%	22.7%		27.8%	30.7%		29.2%	25.9%		17.4%	21.6%		24.3%	24.4%
Normalized EBITDA	34.2%	31.8%		29.1%	26.8%		33.4%	31.1%		36.7%	38.9%		37.5%	32.7%		23.6%	27.1%		33.6%	32.0%

Per hectoliter - (R$/hl)
Net revenue	293.6	330.6	12.6%	166.5	169.8	2.0%	260.9	293.4	12.5%	518.3	714.0	16.5%	334.3	399.2	27.9%	799.2	1,046.2	-0.9%	323.0	382.3	14.5%
COGS	(129.2)	(157.9)	22.1%	(85.3)	(89.5)	4.8%	(117.9)	(142.0)	20.4%	(246.9)	(335.7)	15.0%	(151.6)	(200.3)	35.6%	(312.9)	(428.5)	3.6%	(144.7)	(182.5)	21.3%
Gross profit	164.3	172.8	5.2%	81.2	80.3	-1.1%	142.9	151.4	5.9%	271.5	378.2	17.9%	182.7	198.9	21.6%	486.3	617.7	-3.8%	178.4	199.7	9.0%
SG&A	(103.3)	(102.7)	-0.6%	(51.6)	(54.8)	6.0%	(90.0)	(91.6)	1.7%	(129.6)	(158.9)	3.1%	(86.8)	(94.9)	19.6%	(340.7)	(387.0)	-14.0%	(104.4)	(110.5)	2.1%
Other operating income/(expenses)	7.0	7.1	0.3%	4.9	6.1	23.4%	6.5	6.8	5.2%	1.9	0.0	-99.9%	1.8	(0.4)	-137.6%	(6.9)	(4.6)	-49.3%	4.4	4.1	-7.0%
Normalized EBIT	68.0	77.2	13.4%	34.4	31.6	-8.2%	59.4	66.6	12.2%	143.8	219.4	29.6%	97.7	103.5	20.5%	138.7	226.1	23.7%	78.4	93.4	17.4%
Normalized EBITDA	100.4	105.1	4.6%	48.5	45.5	-6.1%	87.1	91.3	4.8%	190.4	277.5	23.6%	125.2	130.5	17.5%	188.9	283.1	13.8%	108.5	122.4	10.9%

Page | 26

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2020	March 31, 2021

Assets
Current assets
Cash and cash equivalents	17,090.3	17,286.1
Investment securities	1,700.0	2,049.6
Derivative financial instruments	505.9	637.4
Trade receivables	4,303.1	3,357.9
Inventories	7,605.9	9,698.2
Income tax and social contributions receivable	1,759.2	1,639.2
Other taxes receivable	1,527.9	1,366.8
Other assets	850.1	1,024.7
	35,342.6	37,059.9

Non-current assets
Investment securities	213.9	218.3
Derivative financial instruments	3.4	0.4
Income tax and social contributions receivable	4,495.0	4,362.3
Deferred tax assets	4,560.8	5,926.3
Taxes receivable	5,695.8	5,697.7
Other assets	2,141.6	2,127.9
Employee benefits	33.6	36.9
Investments in joint ventures	337.4	341.0
Property, plant and equipment	24,768.4	26,676.9
Intangible	7,580.6	8,363.8
Goodwill	40,023.5	42,606.3
	89,854.0	96,358.0

Total assets	125,196.6	133,417.8

Equity and liabilities
Current liabilities
Trade payables	19,339.2	20,816.3
Derivative financial instruments	329.8	542.5
Interest-bearing loans and borrowings	2,738.8	2,598.9
Payroll and social security payables	925.5	1,287.6
Dividends and interest on shareholder´s equity payable	2,454.7	1,325.0
Income tax and social contribution payable	1,167.3	1,226.3
Taxes and contributions payable	4,549.5	2,401.7
Other liabilities	1,848.1	1,543.7
Provisions	124.9	138.6
	33,478.0	31,880.7

Non-current liabilities
Trade payables	655.9	693.3
Derivative financial instruments	0.02
Interest-bearing loans and borrowings	2,053.5	2,428.3
Deferred tax liabilities	3,043.4	3,439.4
Income tax and social contribution payable	1,912.7	1,863.1
Taxes and contributions payable	684.3	686.9
Put option granted on subsidiary and other liabilities	4,226.7	4,543.7
Provisions	447.1	445.4
Employee benefits	3,544.0	3,806.6
	16,567.5	17,906.7

Total liabilities	50,045.5	49,787.4

Equity
Issued capital	57,899.1	57,973.9
Reserves	80,905.6	80,897.8
Comprehensive income	(64,989.0)	(60,048.3)
Retained earnings		3,220.7
Equity attributable to equity holders of Ambev	73,815.6	82,044.1
Non-controlling interests	1,335.5	1,586.3
Total Equity	75,151.1	83,630.4

Total equity and liabilities	125,196.6	133,417.8

Page | 27

CONSOLIDATED INCOME STATEMENT	1Q20	1Q21
R$ million

Net revenue	12,602.6	16,639.8
Cost of goods sold	(5,643.2)	(7,945.3)
Gross profit	6,959.4	8,694.4

Distribution expenses	(1,851.3)	(2,129.6)
Sales and marketing expenses	(1,555.5)	(1,445.0)
Administrative expenses	(665.3)	(1,234.1)
Other operating income/(expenses)	171.3	177.9

Normalized EBIT	3,058.5	4,063.7

Exceptional items	(24.1)	(71.4)

Income from operations (EBIT)	3,034.4	3,992.3

Net finance results	(1,536.9)	(1,064.3)
Share of results of joint ventures	(6.6)	(12.5)

Profit before income tax	1,490.9	2,915.4

Income tax expense	(279.7)	(182.1)

Profit	1,211.3	2,733.3
Equity holders of Ambev	1,091.8	2,625.4
Non-controlling interest	119.5	107.9

Basic earnings per share (R$)	0.07	0.17
Diluted earnings per share (R$)	0.07	0.17

Normalized Profit	1,227.8	2,761.9

Normalized basic earnings per share (R$)	0.07	0.17
Normalized diluted earnings per share (R$)	0.07	0.17

Nº of basic shares outstanding (million of shares)	15,731.4	15,735.6
Nº of diluted shares outstanding (million if shares)	15,861.2	15,870.1

Page | 28

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q20	1Q21
R$ million

Profit	1,211.3	2,733.3
Depreciation, amortization and impairment	1,174.0	1,263.5
Impairment losses on receivables and inventories	53.5	27.3
Additions/(reversals) in provisions and employee benefits	19.4	26.2
Net finance cost	1,536.9	1,064.3
Loss/(gain) on sale of property, plant and equipment and intangible assets	(27.3)	(27.8)
Equity-settled share-based payment expense	51.8	105.1
Income tax expense	279.7	182.1
Share of result of joint ventures	6.6	12.5
Other non-cash items included in the profit	(346.8)	(427.2)
Cash flow from operating activities before changes in working capital and provisions	3,959.0	4,959.4
(Increase)/decrease in trade and other receivables	2,665.9	1,464.8
(Increase)/decrease in inventories	(1,142.7)	(1,722.2)
Increase/(decrease) in trade and other payables	(2,518.3)	(523.9)
Cash generated from operations	2,963.9	4,178.1
Interest paid	(133.0)	(56.2)
Interest received	133.7	54.3
Dividends received	0.9	2.7
Income tax and social contributions paid	(1,421.5)	(1,342.0)
Cash flow from operating activities	1,544.1	2,836.9

Proceeds from sale of property, plant, equipment and intangible assets	30.2	39.7
Proceeds from sale of operations in subsidiaries		0.4
Acquisition of property, plant, equipment and intangible assets	(1,346.3)	(1,327.3)
Acquisition of subsidiaries, net of cash acquired	(279.3)	(89.0)
Acquisition of other investments		(2.6)
(Investments)/net proceeds of debt securities	(75.3)	(349.1)
Net proceeds/(acquisition) of other assets		5.0
Cash flow used in investing activities	(1,670.7)	(1,722.9)

Capital increase		0.5
Capital increase in non-controlling	0.7
Proceeds/(repurchase) of shares	(4.5)	(38.4)
Proceeds from borrowings	86.5	107.1
Repayment of borrowings	(46.9)	(434.7)
Cash net finance costs other than interests	(8.1)	54.7
Payment of lease liabilities	(128.7)	(225.8)
Dividends and interest on shareholders’ equity paid	(46.5)	(1,241.1)
Cash flow used in financing activities	(147.6)	(1,777.8)

Net increase/(decrease) in Cash and cash equivalents	(274.2)	(663.8)
Cash and cash equivalents less bank overdrafts at beginning of period	11,900.6	17,090.3
Effect of exchange rate fluctuations	1,578.0	859.5
Cash and cash equivalents less bank overdrafts at end of period	13,204.5	17,286.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer